================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------


                                SCHEDULE 13D/A*
                 under the Securities Exchange Act of 1934 **
                           ------------------------


                              VITRO, S.A. de C.V.
                               (Name of Issuer)

                           ------------------------

                       Common Shares, without par value

         American Depositary Shares (evidenced by American Depositary Receipts), each of which represents 3 Ordinary Participation
    Certificates (Certificados de Participacion Ordinarios) ("CPOs"), each of which represents one Common Share of Class A Stock, without par value
                        (Title of Class of Securities)
                           ------------------------


                                  928502 30 1
                                (CUSIP Number)
                           ------------------------


                             Claudio L. del Valle
                              Vitro, S.A. de C.V.
                      Ave. Ricardo Margain Zozaya No. 440
                        Col. Valle del Campestre, 66265
                            San Pedro Garza Garcia
                              Nuevo Leon, Mexico
                              (52) (81) 8863-1200


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                           ------------------------


                                August 15, 2002


            (Date of Event which Requires Filing of this Statement)

================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* This statement constitutes Amendment No. 1 of the Report on Schedule 13D of the reporting group consisting of Adrian Sada Gonzalez, Ester Cueva de Sada and Adrian Sada Cueva.

** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).




                        (Continued on following pages)

CUSIP No. 928502 30 1
________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     Adrian Sada Gonzalez

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not Applicable (natural person)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     OO
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United Mexican States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         631,458 common shares of Class A stock*
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY          0
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON           380,100 common shares of Class A stock*
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     631,458 common shares of Class A stock*
________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)      [x]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.23%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
________________________________________________________________________________

* On June 5, 2002, as part of his compensation as Chairman of the Board of Directors of Vitro, S.A. de C.V. ("Vitro"), Mr. Adrian Sada Gonzalez was granted 251,358 common shares of Class A stock of Vitro that are currently held in Banamex Trust No. 111154-8 (the "Trust Shares"). In accordance with the terms and conditions established in the trust agreement, Banco Nacional de Mexico S.A., as trustee, exercises the right to vote and the right to receive dividends attributable to the Trust Shares upon the written instructions of the beneficiaries of the trust and will transfer the Trust Shares to Mr. Sada on January 1, 2003, date of the expiration of the lock-up period established in the trust agreement, or sooner upon early termination of the lock-up period by the Technical Committee of the trust.

CUSIP No. 928502 30 1
________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     Esther Cueva de Sada

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not Applicable (natural person)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF,OO
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United Mexican States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,257,651 common shares of Class A stock*
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY          8,146,645 common shares of Class A stock*
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON           3,257,651 common shares of Class A stock*
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,404,296 common shares of Class A stock*
________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)      [x]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.17%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
________________________________________________________________________________

*Mrs. Esther Cueva de Sada directly beneficially owns 3,257,651 common shares of Class A stock of Vitro, and jointly with Mr. Adrian Sada Cueva shares the voting rights in respect of 8,146,645 common shares of Class A stock of Vitro held in trust in Serfin Trust No.7885-6. In accordance with the terms and conditions of the trust agreement dated December 23, 1997, entered by and between Banca Serfin S.A., Institucion de Banca Multiple, Grupo Financiero Serfin, as trustee, and Mr. Adrian Sada Gonzalez, the trustee acting through the beneficiaries of the trust (Mr. Adrian Sada Cueva and Mrs. Esther Cueva de
Sada) or by whom they may designate, shall exercise the right to vote attributable to the shares. The trustee will transfer the shares to Mr. Adrian Sada Cueva and Mrs. Esther Cueva de Sada, in equal amounts, after a period of ninety days has elapsed following Mr. Sada's death.

CUSIP No. 928502 30 1
________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     Adrian Sada Cueva

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not Applicable (natural person)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF,OO
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United Mexican States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,700,000 common shares of Class A stock*
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY          8,146,645 common shares of Class A stock*
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON           1,700,000 common shares of Class A stock*
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,846,645 common shares of Class A stock*
________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)      [x]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.60%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
________________________________________________________________________________

* Mr. Adrian Sada Cueva directly beneficially owns 1,700,000 common shares of Class A stock of Vitro and jointly with Mrs. Esther Cueva de Sada shares the voting rights of 8,146,645 common shares of Class A stock of Vitro held in trust in Serfin Trust No.7885-6. In accordance with the terms and conditions of the trust agreement dated on December 23, 1997, entered by and between Banca Serfin S.A., Institucion de Banca Multiple, Grupo Financiero Serfin, as trustee, and Mr. Adrian Sada Gonzalez, the trustee, acting through the beneficiaries of the trust (Mr. Adrian Sada Cueva and Mrs. Esther Cueva de
Sada) or by whom they may designate, exercise the right to vote attributable to the shares. The trustee will transfer the shares to Mr. Adrian Sada Cueva and Mrs. Esther Cueva de Sada, in equal amounts, after a period of ninety days has elapsed following Mr. Sada's death.

ITEM 1.   SECURITY AND ISSUER.

          This report on Schedule 13D relates to common shares of Class A stock, without par value (the "Shares"), of Vitro, S.A. de C.V., a corporation with variable capital incorporated under the laws of the United Mexican States ("Vitro"). This Report on Schedule 13D constitutes Amendment No. 1 to the Report on Schedule 13D originally filed with the Commission by the reporting group consisting of Adrian Sada Gonzalez, Esther Cueva de Sada and Adrian Sada Cueva (the "Reporting Group") on June 5, 2002 (the "Reporting Group 13D"), which is hereby amended and restated in its entirety. The Shares are listed on the New York Stock Exchange in the form of American Depositary Shares ("ADSs"), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"). Each CPO represents one Share. The address of Vitro's principal executive offices is Avenida Ricardo Margain Zozaya No. 440, Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265, Mexico.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a), (b), (c), (f) This Schedule 13D is being jointly filed as a group by (i) Mr. Adrian Sada Gonzalez, a citizen of the United Mexican States ("Mr. Sada"), (ii) Mrs. Esther Cueva de Sada, a citizen of the United Mexican States ("Mrs. Sada") and (iii) Mr. Adrian Sada Cueva, a citizen of the United Mexican States ("Mr. Sada Jr."). Mr. Sada and Mrs. Sada are husband and wife and Mr. Sada Jr. is their son. Mr. Sada, Mrs. Sada and Mr. Sada Jr. each owns directly 380,100; 3,257,651; and 1,700,000 Shares of Vitro, respectively. In addition, on December 23, 1997, Mr. Sada and Banca Serfin S.A., Institucion de Banca Multiple, Grupo Financiero Serfin, as trustee, entered into a trust agreement (the "Family Trust") pursuant to which the trustee currently holds 8,146,645 Shares transferred to the Family Trust by Mr. Sada. In accordance with the terms and conditions of the Family Trust, a copy of which is attached hereto as
Exhibit 9.1, the trustee acting through the beneficiaries of the trust (Mr. Sada Jr. and Mrs. Sada) or by whom they may designate, exercises the right to vote attributable to the shares, and will transfer the shares held in trust to the beneficiaries, in equal amounts, after a period of ninety days has elapsed following Mr. Sada's death.

          On June 5, 2002, as part of his compensation as Chairman of the Board of Directors of Vitro, Mr. Sada was granted 251,358 Shares (the "Trust Shares") that are currently held in Banamex Trust No. 77754-8 (the "Compensation Trust"). In accordance with the terms and conditions established in the trust agreement, Banco Nacional de Mexico S.A., as trustee, exercises the right to vote and the right to receive dividends attributable to the Trust Shares upon the written instructions of the beneficiaries of the trust and will transfer the Trust Shares to Mr. Sada on January 1, 2003, date of the expiration of the lock-up period established in the trust agreement, or sooner upon early termination of the lock-up period by the Technical Committee of the trust.

          On August 15, 2002, Mr. Sada gave 1,000,000 Shares owned by him to his son, Mr. Sada Jr.

          Mr. Sada has been a member of the Board of Directors of Vitro since 1984. Mr. Sada is currently the Chairman of the Board of Directors of Vitro, a member of the Boards of Alfa, S.A. de C.V., Gruma, S.A. de C.V., Cydsa, S.A. de C.V., Regio Empresas, S.A. de C.V., The Latin American Executive Board for the Wharton School of Finance, the Mexican Businessmen Council, the Consejo de Industriales de Nuevo Leon, the Fondo Chiapas and Pronatura Noreste, AC and a member of the Young Presidents Organization. Mrs. Sada has no present occupation. Mr. Sada Jr. is the Gerente Negocio Valor Agregado of Vidrio Plano, S.A. de C.V. The business address of Mr. Sada, Mrs. Sada and Mr. Sada

Jr. is Avenida Ricardo Margain Zozaya No. 440, Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265, Mexico.

          (d), (e) During the last five years, none of Mr. Sada, Mrs. Sada or Mr. Sada Jr. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As described in Item 2, Mr. Sada was granted the Trust Shares that resulted in the filing of the Reporting Group 13D on June 5, 2002 as part of his compensation as Chairman of the Board of Directors of Vitro. The Trust Shares received by Mr. Sada are held in trust according to the terms and conditions established in the Compensation Trust.

          A copy of the trust agreement mentioned above is attached hereto as
Exhibit 9.2 and is incorporated herein by reference. The description of the trust agreement set forth in this Schedule 13D is qualified in its entirety by the full text thereof.

          As described in Item 2, on August 15, 2002, Mr. Sada gave 1,000,000 Shares owned by him to his son, Mr. Sada Jr.

ITEM 4.   PURPOSE OF TRANSACTION.

          Mr. Sada received the Trust Shares as compensation for services to Vitro as Chairman of the Board of Directors. Mr. Sada Jr. received the 1,000,000 Shares as a gift from his father, Mr. Sada. Each of Mr. Sada, Mrs. Sada and Mr. Sada Jr. does not have any current plans or proposals that relate to or would result in any of the actions set forth in items (b) to (j) of Item 4 of Schedule 13D.

          Mr. Sada, Mrs. Sada and Mr. Sada Jr. may acquire additional Shares or ADSs of Vitro, dispose of some or all of their Shares or consider entering into corporate transactions involving Vitro. The future activities of Mr. Sada, Mrs. Sada and Mr. Sada Jr., with respect to the Shares will depend upon, among other things, capital availability and requirements and the market price of the Shares.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. Mr. Sada directly beneficially owns 380,100 Shares consisting of vested options issued to Mr. Sada pursuant to Vitro's Stock Option Plan. Additionally, Mr. Sada indirectly beneficially owns the 251,358 Trust Shares held in the Compensation Trust. Mrs. Sada directly beneficially owns 3,257,651 Shares and, jointly with Mr. Sada Jr., indirectly beneficially owns the 8,146,645 Shares held in the Family Trust. Mr. Sada Jr. directly beneficially owns 1,700,000 Shares and jointly with Mrs. Sada indirectly beneficially owns the 8,146,645 Shares held in the Family Trust. Mr. Sada, Mrs. Sada and Mr. Sada Jr. beneficially own, as a group, an aggregate of 13,735,754 Shares, which represents 5.02% of the total outstanding Shares.

          Mr. Sada's parents, Mr. Adrian Sada Trevino and Mrs. Maria Nelly Gonzalez de Sada, together with Mr. Sada's siblings, Mr. Federico Sada Gonzalez, Ms. Alejandra Sada Gonzalez and Mrs. Maria Nelly Sada de Yarte, their spouses and children own an aggregate of 69,181,900 Shares, representing 25.28% of the total outstanding Shares. Mr. Adrian Sada Trevino is the Honorary Chairman of the Board of Directors of Vitro. Mr. Federico Sada Gonzalez is currently the Chief Executive Officer of Vitro and a member of the Board of Directors of Vitro. Mr. Sada, Mrs. Sada and Mr. Sada Jr. disclaim beneficial ownership of the Shares owned by Mr. Sada's parents and his siblings and their spouses and children.

          (b) Rows (7) through (10) of the cover pages to this Schedule 13D, which are hereby incorporated by reference, set forth the amount of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

          (c) There were no transactions in the Shares that were effected during the past sixty days by Mr. Sada, Mrs. Sada or Mr. Sada Jr., except as described in this Schedule 13D.

          (d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Mr. Sada, Mrs. Sada or Mr. Sada Jr. as direct beneficial owners, except as described in this Schedule 13D. The Trust Shares may not be sold during the lock-up period established in the trust agreement. Nevertheless, Mr. Sada has the right to receive, or the power to direct the receipt of, dividends from the Trust Shares.

          Regarding the Shares held in trust pursuant to the Family Trust, Mr. Sada has the right to receive the dividends of the Shares held in trust and only in the event Mr. Sada refuses or is not able to exercise his right to receive the dividends, Mrs. Sada and Mr. Sada Jr. will be vested with the right to receive the dividends in respect of the Shares. In accordance with the terms and conditions established in the Family Trust, none of Mr. Sada, Mrs. Sada or Mr. Sada Jr. has the right to receive the proceeds from the sale of the Shares held in trust during the lock-up period established in the trust agreement.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of Vitro, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit              Description
-------              -----------

9.1                  Family Trust Agreement

9.2                  Compensation Trust Agreement

99.1                 Joint Filing Agreement

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     August 21, 2002




                                         by  /s/ Adrian Sada Gonzalez
                                             -----------------------------------
                                             Adrian Sada Gonzalez




                                         by  /s/ Esther Cueva de Sada
                                             -----------------------------------
                                             Esther Cueva de Sada




                                          by  /s/ Adrian Sada Cueva
                                             -----------------------------------
                                             Adrian Sada Cueva

                                  EXHIBIT INDEX


Exhibit No.              Description
-----------              -----------

9.1                      Family Trust Agreement

9.2                      Compensation Trust Agreement

99.1                     Joint Filing Agreement

                                                                     Exhibit 9.1
[logo]                 BANCA

          SERFIN, S.A.

          MULTIPLE BANKING INSTITUTION

          SERFIN FINANCIAL GROUP
                                                                TRUST No. 7885-6

          IRREVOCABLE TRUST AGREEMENT BETWEEN, ON ONE PART, ADRIAN G. SADA GONZALEZ, ESQ. IN HIS CAPACITY AS TRUSTOR, AND, ON THE OTHER PART, BANCA SERFIN S.A., A MULTIPLE BANKING INSTITUTION, SERFIN FINANCIAL GROUP, IN ITS CAPACITY AS TRUSTEE, REPRESENTED BY ITS TRUST AGENT, JOSE ANTONIO ESPINOZA VAZQUEZ, ESQ., PURSUANT TO THE FOLLOWING STATEMENTS AND CLAUSES:



                                  DECLARATIONS



          I. The TRUSTOR declares that:

          (a) He is the legitimate owner and holder of 2,181,772 (Two million, one hundred eighty-one thousand, seven hundred seventy-two) ordinary, nominative, fully paid-in series "KK" shares, without specification of par value, representing one share of the capital stock of VITRO, SOCIEDAD ANONIMA [CORPORATION], which are covered by certificate number 81, issue 1995.

          (b) He is married pursuant to the separation of property system as evidenced by the certified copy of the marriage certificate attached.

          (c) It is his wish to enter into this contract for the execution of the objectives established hereinafter.

          II. The TRUSTEE declares on this date, through its representative and trust agent, that:

          (a) It is a multiple banking institution duly established and having valid existence pursuant to the laws of the United States of Mexico.

          (b) It has the necessary powers to enter into this contract and to fulfill its obligations in accordance therewith.



[initials]                                                           [signature]

          (c) Its trust agent, Jose Antonio Espinoza Vazquez, Esq., is duly authorized to enter into this Contract, pursuant to Public Instrument No. 29,191, dated September 6, 1990, issued before Fermin Fulda Fernandez, Notary Public No. 105 of Mexico, Federal District, recorded in the Public Registry of Ownership and Trade of Mexico, Federal District, under No. 5,047, Volume 193-101, Book No. 4, Third Supplement, which has not been revoked or amended in any manner.

          (d) It agrees to act as TRUSTEE pursuant to this Contract.

          By virtue of the preceding, the parties agree to the following:

                                     CLAUSES

          FIRST. ESTABLISHMENT. ADRIAN G. SADA GONZALEZ, Esq., hereby establishes an irrevocable trust in which he designates as trustee BANCA SERFIN S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO SERFIN; the latter, through the intermediary of its trust agent, expressly agrees to this appointment.

          SECOND. PARTIES. The parties to this trust are the following:

          TRUSTOR:          ADRIAN G. SADA GONZALEZ, Esq.

          TRUSTEE:          BANCA SERFIN S.A., INSTITUCION DE BANC
                            MULTIPLE, GRUPO FINANCIERO SERFIN, Trust Division.

          BENEFICIARIES:    The wife of the TRUSTOR, ESTHER G. CUEVA GARZA, and
                            their son, ADRIAN G. SADA CUEVA.

          THIRD. SUBSTANCE. The substance of this trust shall by constituted by:

          1. 2,181,772 ((Two million, one hundred eighty-one thousand, seven hundred seventy-two) shares, representing one share of the capital stock of VITRO, SOCIEDAD ANONIMA, to which reference is made in paragraph (a) of the declaration (I) of this instrument, which the TRUSTOR conveys by means of endorsement and delivery in favor of the TRUSTEE upon the



[initials]                                                           [signature]
execution of this contract as the initial contribution. The TRUSTEE issues the most effective receipt required by law to the TRUSTOR to this effect.

          The TRUSTOR engages to issue immediate notification to VITRO, SOCIEDAD ANONIMA with regard to the transfer of the shares that, by virtue of this trust, the TRUSTOR is executing in favor of the TRUSTEE, and to show to the latter, within the term of fifteen calendar days, the certification given by that issuer, through the party empowered to issue it, in the sense that the transfer of shares has been recorded in the Book of Shares. The preceding is notwithstanding the right of the TRUSTEE to have the aforementioned notification issued directly.

          2. By other shares or securities that the TRUSTOR wishes to contribute to this trust. In this event, the substance of the trust shall be considered increased as of the date that the TRUSTOR records the certificate or certificates that cover the new shares or securities, with the corresponding endorsement in ownership, and delivers them to the TRUSTEE; this is notwithstanding the notification, with regard to the transfer, that must be issued to the corporations issuing such shares or securities, in order that they may be effective with regard to third parties.

          3. By the shares that originate from the capitalization of dividends, declared by the issuers of the share of the trust, the yield generated by the investments made by the TRUSTEES with the substance of the trust and in fulfillment of the purposes of the trust.

          4. By any other contribution that the TRUSTOR may make to this trust in the future.

          FOURTH. OBJECTIVES. The objectives of this trust agreement are:

          1. That the TRUSTEE maintain in its possession the certificates of shares or securities subject to this trust, as well as the ownership of the substance placed in trust, until ninety days have elapsed following the death of the TRUSTOR.

          2. That the TRUSTEE, acting through the BENEFICIARIES OF THE TRUST, or the persons whom they appoint, exercise the corporate rights derived from the shares of the trust.



[initials]                                                           [signature]

          The representation in favor of the BENEFICIARIES OF THE TRUST, or the persons whom they appoint, shall be considered to have the most ample powers for the exercise of the rights derived from the shares of the trust.

          The BENEFICIARIES OF THE TRUST shall instruct the TRUSTEE in order that it may issue the document or documents required for this purpose and shall inform it of any restriction imposed with regard to the vote of the authorized agents; otherwise, this shall be considered without any limitation.

          3. That the TRUSTEE shall receive any economic benefit derived from the shares placed in trust and shall apply it as follows:

          (a) If it results from the capitalization of dividends, the new shares to which it is entitled shall become part of the assets of this trust, being subject to the agreements made in this instrument of establishment or its amendments.

          (b) If it results from the payment of dividends in cash, it shall apply it in benefit of the TRUSTOR, and only in the event that the aforementioned TRUSTOR waives the right, in entirety or in part, to receive them, or is unable to receive them for his own benefit, shall it apply them in favor of the BENEFICIARIES OF THE TRUST, in equal shares.

          4. That the TRUSTEE, upon termination of the trust, shall endorse the certificates covering the shares or securities that constitute the assets of the trust in ownership, and execute the material delivery of those shares, in favor of the BENEFICIARIES OF THE TRUST, in equal shares, except in the events provided in the following section.

          5. In the event of the death of either or both of the BENEFICIARIES OF THE TRUST during the life of the trust, the TRUSTEE shall act in accordance with the following:

          (a) In the event that it is Mrs. ESTHER G. CUEVA GARZA who dies, there shall be a partial cancellation of the trust, with the corresponding 50% of the assets of the trust reverting to the TRUSTOR.

          (b) In the event that it is Mr. ADRIAN G. SADA CUEVA who dies, there shall be a partial cancellation of the trust, with the corresponding 50% of the assets of the trust reverting to the TRUSTOR.

          (c) In the event of the death of both BENEFICIARIES OF THE TRUST, in the same event in which the death of the TRUSTOR occurred, or as a consequence of the same event, and Mr. ADRIAN G. SADA CUEVA did not have children by marriage, the entirety of the trust shall be canceled, and the shares or securities that form the substance of the trust shall be considered as part of the hereditary estate corresponding to the estate of the




[initials]                                                           [signature]

TRUSTOR, and the TRUSTEE must convey them to the person to whom they correspond, pursuant to the testamentary provisions of the aforementioned TRUSTOR.

          (d) In the event of the death of both BENEFICIARIES OF THE TRUST, in the same event in which the death of the TRUSTOR occurred, or as a consequence of the same event, and Mr. ADRIAN G. SADA CUEVA did have children by marriage, the TRUSTEE, upon the termination of the trust, shall endorse the entirety of the shares that cover those assets or securities in ownership and deliver them in their entirety in favor of those children.

          The TRUSTOR and/or the BENEFICIARY OF THE TRUST Mr. ADRIAN G. SADA CUEVA shall notify the TRUSTEE of the names of the aforementioned children, in order that they may be recognized to that effect.

          (e) In the event of the death of Mr. ADRIAN G. SADA CUEVA in the same event in which the death of the TRUSTOR occurred or as a consequence of the same event, the shares or securities that form the substance of the trust shall be transferred in favor of Mrs. ESTHER G. CUEVA GARZA, and only in the event that Mrs. ESTHER G. CUEVA GARZA does not survive, the assets that in that case form the substance of the trust shall be delivered to the children of Mr. ADRIAN SADA CUEVA by marriage and who were reported to the TRUSTEE; in the event that there are no children, the substance of this trust shall be considered as a part of the hereditary estate of the TRUSTOR, and the TRUSTEE must convey it to the person to whom it corresponds, pursuant to the testamentary provisions of the aforementioned TRUSTOR.

          (f) In the event of the death of Mrs. ESTHER G. CUEVA GARZA in the same event in which the death of the TRUSTOR occurred, or as a consequence of the same event, the shares or securities that form the substance of the trust shall be transferred in favor of Mr. ADRIAN G. SADA CUEVA, and only in the event that Mr. ADRIAN G. SADA CUEVA does not survive, the assets that in that case form the substance of the trust shall be delivered to his children by marriage and who were reported to the TRUSTEE; in the event that there are no children, the substance of this trust shall be considered as a part of the hereditary estate of the TRUSTOR, and the TRUSTEE must convey it to the person to whom it corresponds, pursuant to the testamentary provisions of the aforementioned TRUSTOR.

          6. The TRUSTOR, at the request of the BENEFICIARIES OF THE TRUST, may authorize the replacement of the securities of the trust by others and/or authorize the TRUSTEE to deliver said securities in part or in entirety in advance to the aforementioned BENEFICIARIES OF THE TRUST, in which case this transaction shall be canceled in entirety or in part.




[initials]                                                           [signature]

          FIFTH. CONSIDERATION AND REACQUISITION. The placement in trust that is effected by the TRUSTOR by means of this trust, in favor of the TRUSTEE, constitutes the vehicle of a gratuitous transfer of the assets placed in trust, in favor of the BENEFICIARIES OF THE TRUST.

          In accordance with the preceding, in this transaction ESTHER G. CUEVA GARZA and ADRIAN G. SADA CUEVA have the capacity of BENEFICIARIES OF THE TRUST; the TRUSTOR reserves to himself the right to reacquire the assets placed in trust, and the other assets that come to form part of the trust, from the trustee as indicated in the preceding clause.

          SIXTH. ASSIGNMENTS OF RIGHTS. Neither the TRUSTOR nor the BENEFICIARIES OF THE TRUST may assign the rights and obligations derived from this agreement.

The assignments of rights effected in violation of the preceding shall have no legal effect.

          SEVENTH. DURATION. The duration of this trust agreement shall be that necessary in order to execute its purposes, without exceeding the maximum term that is permitted or may come to be permitted by the laws of the subject matter; notwithstanding the preceding, it may be considered terminated for any of the reasons provided in Article 357 of the Ley General de Titulos y Operaciones de Credito [General Law of Securities and Credit Transactions], with the exception of the provision in Section VI of the aforementioned regulation, because the TRUSTOR does not reserve the right to revoke it.

          EIGHTH. POWERS OF THE TRUSTEE. The TRUSTEE shall have, in relation to the assets placed in trust, and exclusively in order to carry out the objectives of this trust, all of the powers that are needed for that purpose, and must act pursuant to the provisions of Article 356 of the Ley General de Titulos y Operaciones de Credito, including the powers for acts of ownership, administration and lawsuits and collections, pursuant to the provisions of
Article 2554 of the Civil Code for the Federal District and its correlative articles of the Civil Code of the States of the Federation, as well as to acquire, encumber, receive payments and issue receipts; in addition, it shall be empowered to execute credit instruments pursuant to the provisions of Article 9 of the Ley General de Titulos y Operaciones de Credito, and to issue powers of attorney, in which case it shall act pursuant to the express instructions in writing that it receives from the TRUSTOR.

          In the event that the TRUSTEE issues powers of attorney, pursuant to the provisions of the preceding paragraph, it shall not be liable for the actions of the authorized agents, or for the payment of their professional fees or expenses for action/




[initials]                                                           [signature]

          The TRUSTEE has no other obligation than those expressly agreed upon pursuant to the terms of this trust agreement.

          The TRUSTEE shall bear no liability whatsoever when acting according to the instructions of the TRUSTOR or BENEFICIARIES OF THE TRUST, as the case may be.

          NINTH. PROTECTION OF THE ASSETS. The TRUSTEE shall not be liable for events, acts or omissions of the parties or of third parties that prevent or impede the performance of this contract; in the event that a conflict originated by authorities or third parties arises, the TRUSTEE shall limit its responsibility to the granting of sufficient powers in favor of the person or persons requested in writing by the TRUSTOR.

          In the event of an emergency, the TRUSTEE may execute the indispensable acts for the protection of the assets placed in trust, as well as of the rights derived from this trust, notwithstanding the obligation of the TRUSTOR to provide for the corresponding protection, through the authorized agents appointed pursuant to the provisions of the preceding paragraph.

          When the TRUSTEE receives any notice, judicial complaint, or any claim or information related to the assets or rights placed in trust, it shall make this known to the TRUSTOR or to the authorized agent appointed by the same in writing, in order that it may arrange for the protection of the assets placed in trust; all liability of the TRUSTEE shall cease upon such notification.

          In addition, the TRUSTEE shall not be liable for the action of the authorized agents, or for the payment of their professional fees or expenses for action, the latter being exclusively for the account of the TRUSTOR.

          TENTH. LIABILITY OF THE TRUSTEE. The TRUSTEE, in execution of the provisions of Article 106, Section XIX, Clause (b), final paragraph of the Ley de Instituciones de Credito [Law of Credit Institutions], informs the TRUSTOR of the content, effectiveness and legal scope of the provisions that are transcribed below:

...."Article 106. Credit institutions are prohibited from:

.... "Section XIX. In the execution of the transactions to which reference is made in Section XV of Article 46 of this Law:

...."(b) Bear liability in relation to the trustors, agents or principals, for the default of debtors, for the loans that are granted, or of the issuers, for the securities that are acquired, unless it is by its fault, as provided in the final portion of Article 356




[initials]                                                           [signature]
of the Ley General de Titulos y Operaciones de Credito, or to guarantee the collection of profits from the funds it recommends for investment.

"In the event that, at the end of the trust, mandate or commission established for the granting of loans, they have not been paid by the debtors, the institution must transfer them to the trustee or to the beneficiary of the trust, as the case may be, or the agent or principal, refraining from collecting their amount."

"Any agreement contrary to the provisions of the preceding two paragraphs shall have no legal effect."

          ELEVENTH. RENDERING OF ACCOUNTS. The TRUSTEE will prepare and remit a statement of account reflecting the transactions executed in this trust during the corresponding period monthly to the address indicated by the TRUSTOR in this agreement.

          The parties agree that the TRUSTOR shall have a period of 30 calendar days from the date of the aforementioned statement of account in order to effect clarifications thereto as applicable; once that period has elapsed, the statement of account shall have full effect as court evidence, without the need for any prior request, the provisions of the second paragraph of Article 58 of the Ley de Instituciones de Credito being applicable thereto.

The TRUSTEE shall not be liable in the event that the TRUSTOR does not receive the respective statement of account, its being the responsibility of the latter to request a copy of the corresponding statement of account from the TRUSTEE; the TRUSTEE shall remit the respective statement of account to the domicile indicated in this agreement.

          TWELFTH. TAX OBLIGATIONS. All taxes incurred for the transactions derived from this trust shall be for the account and to the debit of the corresponding party, pursuant to the provisions of the applicable tax regulations.

          THIRTEENTH. FEES. The TRUSTEE, for its intervention in this trust, shall be entitled to collect the following fees:

1. For acceptance of the responsibility, the sum of $3,000.00 (Three thousand pesos 00/100 National Currency), as a one-time payment, payable at the time of execution of this trust agreement.

          2. For the administration of the assets placed in trust, the sum of $5,000.00 (Five thousand pesos 00/100 National Currency) per year.




[initials]                                                           [signature]

          3. For the amendment of this trust agreement, the sum of $1,000.00 (One thousand pesos 00/100 National Currency).

          4. For the rendering of any other additional service, not contemplated in this trust agreement, the sums of money to be fixed by mutual agreement between the parties in a separate document.

          5. The assets placed in trust shall preferentially guarantee the fees of the TRUSTEE, as well as the expenses it may have to incur in the exercise of its responsibilities on behalf of the TRUSTOR.

          6. When the TRUSTEE is unable to obtain the payment of its fees on the corresponding dates, it shall apply, as a contractual penalty, an additional sum for default, added monthly to the unpaid fees, resulting from the application of the rate of the Costo Porcentual Promedio (C.P.P.) [Average Percentage Cost] of capture, set by the Banco de Mexico, multiplied by 1.5; in addition, the TRUSTEE shall have the right to collect the collection expenses.

          When the Banco de Mexico or the authority that replaces it for the aforementioned purpose does not provide the monthly average percentage cost of capture, the TRUSTEE shall set the applicable rate for default.

          7. The TRUSTEE shall abstain from the execution of any administrative procedure, as well as proceeding with cancellations of this trust in part or in entirety without liability on its part, while any other sum in favor of the TRUSTEE remains pending payment.

          The TRUSTEE may deduct any of the sums corresponding to it pursuant to the provisions of this clause from the assets of the trust.

          8. The parties shall review the fees annually by mutual agreement, taking the trust market as the basis.

          9. All of the fees of the TRUST are subject to the payment of Value Added Tax and are for the account of the trust fund.

          10. The TRUSTOR engages to indemnify and hold harmless the Beneficiaries of the Trust, the Trustee, Grupo Financiero Serfin, S.A. ("G.F.S.") and its trust agents, officers, board members, advisors and personnel, for all injury and loss caused by the execution of the objectives. This obligation shall not be applicable with regard to the TRUSTEE in the event of fault, fraud, negligence or bad faith on the part of the TRUSTEE.




[initials]                                                           [signature]

          FOURTEENTH. DOMICILES. The parties elect domicile as follows:

TRUSTOR and

BENEFICIARIES: Privada del Condor Numero 200, Colonia Lomas de San Agustin, San Pedro Garza Garcia, N.L.

TRUSTEE: Boulevard Antonio L. Rodriguez 1884, Pte. Piso 17, Oficinas en el Parque, Monterrey, N.L. C.P. 64650

          Any change in domicile must be communicated by the parties in writing by means of a letter or telegram with acknowledgment of receipt, with the understanding that any communication that is addressed to the last domicile of record shall have legal effect.

          FIFTEENTH. JURISDICTION AND COMPETENCE. For the interpretation and performance of this agreement, the parties expressly submit to the jurisdiction of the Competent Courts of the city of Monterrey, N.L., henceforth waiving any other present or future forum that may correspond to them in view of their domicile or residence.

          In testimony whereof, this agreement is made and signed in duplicate, on the 23rd day of the month of December of 1997, one copy remaining in the possession of each of the parties.

                                     TRUSTOR

                                   [signature]

                             ADRIAN G. SADA GONZALEZ

[initials]

                                     TRUSTEE

       BANCA SERFIN S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO
                                     SERFIN

       Represented by its Trust Agent Jose Antonio Espinoza Vazquez, Esq.


                                   [signature]

          I represent that the foregoing is a fair and accurate English translation of the original Spanish language Serfin, S.A. Trust No. 7885-6, dated as of December 23, 1997.



                                         By:  /s/ Adrian Sada Gonzalez
                                              ----------------------------------
                                              Name:  Adrian Sada Gonzalez

                                                                     Exhibit 9.2


                                 [logo] BANAMEX

                                                          AGREEMENT No. 111154-B

TRUST ADMINISTRATION AGREEMENT BETWEEN, ON ONE PART, VIDRIERA MONTERREY, S.A. DE C.V., VIDRIERA GUADALAJARA, S.A. DE C.V., VIDRIERA QUERETARO, S.A. DE C.V., VIDRIERA TOLUCA, S.A. DE C.V., PLASTICOS BOSCO, S.A. DE C.V., ENVASES CUAUTITLAN, S.A. DE C.V., VIDRIERA MEXICO, S.A. DE C.V., VIDRIERA LOS REYES, S.A. DE C.V., VIDRIERA PLANO DE MEXICO, S.A. DE C.V., CRISTALES INASTILLABLES DE MEXICO, S.A. DE C.V., COMERCIAL ACROS WHIRLPOOL, S.A. DE C.V., INDUSTRIA DEL ALCALI, S.A. DE C.V., VITRO FIBRAS, S.A., VITRO CORPORATIVO, S.A. DE C.V., CLINICA VITRO, A.C. Y FABRICACION DE MAQUINAS, S.A. DE C.V., ALL REPRESENTED BY THEIR SPECIAL AUTHORIZED AGENTS, ANDRES GONZALEZ GONZALEZ, ESQ. AND PUBLIC ACCOUNTANT RAFAEL COLOME CARRASCO, VITRO FLEX, S.A. DE C.V., REPRESENTED BY JOSE DOMENE ZAMBRANO AND VITROCRISA, S. DE R.L. DE C.V., REPRESENTED BY GONZALO ESCAMEZ SADA AND JOSE ANTONIO PEREZ VARA, HEREINAFTER DESIGNATED AS THE "TRUSTORS," AND, ON THE OTHER PART, BANCO NACIONAL DE MEXICO, S.A. IN ITS CAPACITY AS TRUSTEE, REPRESENTED BY ITS TRUST AGENT, MA. DE LOS ANGELES MONTEMAYOR GARZA, ESQ. AND ITS SPECIAL AUTHORIZED AGENT, ELVA NELLY WING TREVINO, ESQ., PURSUANT TO THE FOLLOWING DEFINITIONS, DECLARATIONS AND CLAUSES:

                                  DECLARATIONS

          (A) The "TRUSTORS" declare through their representatives that:

          I. They are commercial corporations duly established in accordance with the law, pursuant to instruments that are attached hereto as Attachment "A."

          II. Their representatives have sufficient powers to represent them in this type of transactions.

          III. With the objective of recognizing and providing incentives for their Executives, in accordance with their variable compensation strategy, as well as to optimize the cash flow of the corporations, they have decided to pay the aforementioned variable compensation for the results achieved in the year 2001 by means of the granting of VITRO shares, thereby creating an incentive of permanence and rootedness in the company, in their Executives, in order that they may exercise the rights inherent in the aforementioned Vitro shares, pursuant to the terms and conditions of this agreement.

          IV. In order to pay this compensation, they have decided to establish a Trust, by means of the contribution of the VITRO shares to which reference is made in the preceding clause III.

          (B) The "Trustee" declares:

          I. That it is a Corporation empowered to execute this type of transactions, pursuant to the provisions of the Ley de Instituciones de Credito [Law of Credit Institutions].

          II. That pursuant to the provisions of Article 8, Section II of the Ley para Regular las Agrupaciones Financieras [Law for the Regulation of Financial Groups], it notes that it is an integral part of the Grupo Financiero Banamex, S.A. de C.V,.

          III. That it is prepared to enter into this Trust Agreement in the capacity of Trustee, performing that duty pursuant to the agreement made herein.

          IV. That its representatives have the powers necessary to obligate it in the terms of this Agreement, which have neither been revoked nor restricted in any manner.

          V. That it agrees to enter into this Trust Agreement for the administration of the shares that are owned by the "BENEFICIARIES OF THE TRUST."

          The preceding statement having been made, the parties establish the Trust Agreement that is contained in the following:

                                    CLAUSES;

          FIRST. ESTABLISHMENT. "THE TRUSTORS" hereby enter into a Trust Administration Agreement, delivering to "THE TRUSTEE" Series A shares, fully subscribed and paid-in, representing a share of the capital stock of VITRO, S.A. DE C.V. ("THE SHARES"), in the number of shares in favor of "THE BENEFICIARIES OF THE TRUST" conforming to the number of shares that is specified in Attachment B, to be administered and applied in accordance with the terms of this Agreement.

          SECOND. PARTIES. The parties to this Trust Agreement, with the following capacities, are:

          TRUSTORS:           VIDRIERA MONTERREY, S.A. DE C.V., VIDRIERA
                              GUADALAJARA, S.A. DE C.V., VIDRIERA QUERETARO,
                              S.A. DE C.V., VIDRIERA TOLUCA, S.A. DE C.V.,
                              PLASTICOS BOSCO, S.A. DE C.V., ENVASES CUAUTITLAN,
                              S.A. DE C.V., VIDRIERA MEXICO, S.A. DE C.V.,
                              VIDRIERA LOS REYES, S.A. DE C.V., VIDRIERA PLANO
                              DE MEXICO, S.A. DE C.V., CRISTALES INASTILLABLES
                              DE MEXICO, S.A. DE C.V., COMERCIAL ACROS
                              WHIRLPOOL, S.A. DE C.V., INDUSTRIA DEL ALCALI,
                              S.A. DE C.V., VITRO FIBRAS, S.A., VITRO
                              CORPORATIVO, S.A. DE C.V., CLINICA VITRO, A.C. Y
                              FABRICACION DE MAQUINAS, S.A. DE C.V.

          TRUSTEE:            BANCO NACIONAL DE MEXICO, S.A.

          BENEFICIARIES:      THE EXECUTIVES WHO WORK IN "THE TRUSTORS,"
                              IDENTIFIED IN ATTACHMENT "C" TO THIS AGREEMENT,
                              ACCORDING TO THE NUMBER OF SHARES THAT IS
                              SPECIFIED IN ATTACHMENT B.

          The following companies shall have the capacity of adherent
          "TRUSTORS":

        QUIMICA M, S.A. DE C.V.
        VITRO AMERICAN NATIONAL CAN, S.A. DE C.V.

The aforementioned companies may join this Trust Agreement once they obtain the authorization of their shareholders and, as applicable, contribute the corresponding shares. This nature shall be given to the aforementioned companies by instruction of the Technical Committee to "THE TRUSTEE."

The executives who work for "THE TRUSTORS" who join may join this Trust Agreement as BENEFICIARIES OF THE TRUST when the aforementioned adherent TRUSTORS do so.

          THIRD. ASSETS. The assets of this Agreement are formed by the following:

          (a) The shares that "THE TRUSTEE" receives pursuant to Clause First of this Trust Agreement, representing a share of the Capital Stock of VITRO, S.A. DE C.V., plus the contributions to the trust made, as the case may be, by the adherent "TRUSTORS."

          (b) The yield of the assets that form part of the assets of the Trust, including the dividends received and any other income generated by the execution of the objectives of this Trust Agreement.

          FOURTH. OBJECTIVES. The objectives of this Trust Agreement are the following:

          (a) That "THE TRUSTEE" administer the assets of this Trust, pursuant to the instructions in writing received from "THE TRUSTORS" through the Technical Committee.

          (b) That "THE TRUSTEE" acknowledges "THE SHARES" assigned to each one of the Beneficiaries of the Trust in accordance with the number of shares established in Attachment B, as well as those that may subsequently be added pursuant to the instructions of the Technical Committee, permitting them to exercise their rights pursuant to this Agreement in accordance with the instructions in writing issued by "THE BENEFICIARIES OF THE TRUST" through the Technical Committee.

          (c) That "THE TRUSTEE" maintains and administers "THE SHARES" in a Trust until January 1, 2003, or prior to the indicated date, provided that the Technical Committee issues instructions in writing to "THE TRUSTEE," with regard to another date on which "THE BENEFICIARIES OF THE TRUST" may request the sale or the transfer of "THE SHARES" and the remainder of the Assets Placed in Trust through the Technical Committee, to the administration agreements that they may have opened with a financial institution.

          (d) Once the objectives of this agreement are achieved, or upon unanimous agreement of the Technical Committee, this instrument shall be considered canceled.

          FIFTH. ADMINISTRATION OF THE ASSETS PLACED IN TRUST. "THE TRUSTEE" shall administer the Assets Placed in Trust in accordance with the instructions issued in writing to that effect by the Technical Committee, which is established in Clause Sixth of this Agreement, in accordance with the following:

          (a) Pursuant to the instructions in writing of the Technical Committee, "THE SHARES" and other assets that comprise the Assets Placed in Trust shall be held in custody by "THE TRUSTEE," or in the case of "THE SHARES," deposited in an institution for the custody of securities.

          (b) Pursuant to the instructions in writing issued by "THE BENEFICIARIES OF THE TRUST" through the Technical Committee, "THE TRUSTEE" shall exercise the corporate and asset rights corresponding to "THE SHARES."

          (c) In the event that VITRO S.A. DE C.V. calls Meetings, whether Ordinary, Extraordinary or Special, the voting of "THE SHARES" placed in trust in those matters in which, according to the articles of incorporation of VITRO S.A. DE C.V., they are entitled to vote, the vote shall correspond to the person or persons appointed by "THE BENEFICIARIES OF THE TRUST," who must request "THE TRUSTEE" in writing, through the Technical Committee, with a minimum of five business days prior to the date of the aforementioned meetings, to grant Powers and issue the necessary affidavits, which shall be delivered by means of a simple Letter Power of Attorney, with the understanding that "THE TRUSTEE" shall have no liability for the manner in which the respective "SHARES" are voted.

          (d) With regard to the sums in cash that may form part of the Assets Placed in Trust and which have not been withdrawn by "THE BENEFICIARIES OF THE TRUST" by means of express instructions in writing through the Technical Committee, "THE TRUSTEE" shall proceed to invest them, in accordance with the instructions in writing provided to that effect by the Technical Committee, and the dividends that may come to be paid by VITRO S.A. DE C.V. with regard to "THE SHARES" shall be collected by "THE TRUSTEE" and applied in accordance with those instructions, with the understanding that if for any reason the immediate investment of those sums is not possible, "THE TRUSTEE" shall invest those sums no later than the business day following the date on which it receives them, in securities that satisfy the characteristics of security and ease of sale and that are securities approved by the Banco de Mexico for Trust investments.

          (e) "THE TRUSTEE" shall subscribe to and pay, as applicable, the increases of capital stock declared by the issuer of "THE SHARES," pursuant to the instructions of the Technical Committee, provided that the necessary sums are delivered to "THE TRUSTEE" at least 1 (one) business day in advance.

          "THE TRUSTEE" shall administer the assets placed in trust pursuant to the provisions of Articles 278 and 391 of the Ley General de Titulos y Operaciones de Credito [General Law of Securities and Credit Transactions], invariably following the instructions issued to it in writing to that effect and in each case, as provided in the clauses of this agreement.

          SIXTH. TECHNICAL COMMITTEE. In the terms and for the purposes set forth in Article 80 of the Ley de Instituciones de Credito, a Technical Committee is hereby formed, pursuant to the following rules:

          (a) Composition: The Technical Committee consists of the following 3 (three) positions of the organizational structure of VITRO CORPORATIVO, S.A. DE
C.V.:

- Director of Human Development

- Director of Accounting and Taxation

- Director of Legal Department

          The persons who will form the Technical Committee are:

Carlos Gonzalez Santibanez, Esq.

Public Accountant Claudio Luis Del Valle Cabello

Francisco de Jesus Romero Ramos

          The members of the Technical Committee may only be appointed or replaced by "THE BENEFICIARIES OF THE TRUST" and shall receive no remuneration for the services that they render as such. Their decisions shall be by majority of votes, and Minutes, which must be signed by all persons present, shall be kept of each session. In order to be valid, the meetings of the Technical Committee shall require a quorum of at least two of its members.

          (b) Functioning: The Technical Committee shall meet as many times as may be necessary and may be called to meeting by any of its members, by means of a call to meeting in writing sent by fax, indicating the place, date and agenda. The aforementioned call to meeting must be received by each member at least one business day prior to the date indicated for the meeting. A call to meeting is not necessary in the event that the entirety of the votes is represented at the meeting of the Technical Committee.

          Minutes shall be kept of each meeting of the Technical Committee and sent to "THE TRUSTEE" in order that it may comply with the instructions agreed upon, as the case may be. The minutes must be signed by the persons in attendance. "THE TRUSTEE" must be notified in writing of any change in the persons who form the Technical Committee, within a maximum of 5 days subsequent to its occurrence.

          The Technical Committee shall meet with the quorum of the majority of the votes of its members and shall pass resolutions with the affirmative vote of the majority of those votes, with the exception of the decision of the Cancelation in Entirety of the agreement, which must be resolved with the unanimity of its members.

          (c) Powers and Obligations: The powers and obligations of the Technical Committee shall be the following:

          1. To issue the relevant instructions to "THE TRUSTEE" with regard to the form in which the asset and corporate rights derived from "THE SHARES" are to be exercised in accordance with the provisions of Clause Fifth of this Agreement. In the event that "THE TRUSTEE" does not receive instructions with regard to the representation of "THE SHARES" at the Meeting or with regard to the exercise of the other rights derived therefrom, "THE TRUSTEE" may abstain from attendance at those Meetings or from the exercise of the corresponding rights. without any liability for this reason, with the exception that this applies only in the events in which "THE BENEFICIARIES OF THE TRUST" have not issued express instructions in writing to "THE TRUSTEE."

          2. To issue the instructions to "THE TRUSTEE" with regard to the form in which it is to invest the assets placed in trust.

          SEVENTH. DEATH OF THE BENEFICIARIES OF THE TRUST.

          In the event of the death of any of "THE BENEFICIARIES OF THE TRUST," the Technical Committee shall issue instructions separately to "THE TRUSTEE" with regard to the person or persons who have been designated as beneficiaries by "THE BENEFICIARIES OF THE TRUST."

          "THE TRUSTEE," in accordance with the instructions issued to that effect by the Technical Committee, and once there has been reliable verification of the occurrence of the death of any of "THE BENEFICIARIES OF THE TRUST," shall recognize the persons designated as Beneficiaries of the deceased Beneficiary of the Trust as provided in the preceding paragraph.

          The Beneficiaries shall acquire the rights and obligations of the deceased Beneficiary of the Trust, submitting to the rules established in this Trust Agreement.

          "THE BENEFICIARIES OF THE TRUST" are obligated to notify the Technical Committee in writing of any change they wish to make with regard to the designation of their beneficiaries.

          EIGHTH. RELEASE FROM LIABILITY. "THE TRUSTEE" shall not be liable in any manner whatsoever in relation to "THE TRUSTORS" or to third parties in connection with the destination and application of the sums of money that, in execution of the instructions of the Technical Committee, they deliver pursuant to the provisions of the Clauses of this Agreement; the sole additional obligation that it shall have with regard to the delivery of funds shall be that to collect the respective receipts and to submit a report, when requested by the Technical Committee, of the applications made and the status of the Assets Placed in Trust.

          NINTH. LEGAL PROHIBITIONS. In accordance with the provisions of
Section XIX, paragraph (b) of Article 106 of the Ley de Instituciones de Credito, "THE TRUSTEE" declares that it unequivocally explained to "THE TRUSTORS" the scope and legal consequences of that section, which literally reads:

          "ARTICLE 106. Institutions are prohibited from:

          XIX....

          "(b) Bearing liability in relation to the trustors, agents or principals, for the default of debtors, for the loans that are granted, or of the issuers, for the securities that are acquired, unless it is by its fault, as provided in the final portion of Article 356 of the Ley General de Titulos y Operaciones de Credito, or to guarantee the collection of profits from the funds it recommends for investment.

                  In the event that, at the end of the trust, mandate or commission established for the granting of loans, they have not been paid by the debtors, the institution must transfer them to the trustee or to the beneficiary of the trust, as the case may be, or the agent or principal, refraining from collecting their amount."

                  "Any agreement contrary to the provisions of the preceding two paragraphs shall have no legal effect."

                  In Trust, Agency or Commission Agreements, this section and a declaration on the part of the Trustee, in the sense that it unequivocally informed the parties from whom it received assets for investment of its content shall be clearly inserted."

                  By presidential decree of April 29, 2000, published in the Diario Oficial de la Federacion [Official Bulletin of the Federation], on May 23 of the same year, the Ley General de Titulos y Operaciones de Credito was amended. By virtue of that amendment,
         Article 356 to which reference was made in the Ley de Instituciones de Credito, transcribed above in its relevant terms, should be considered to be Article 391 of the Ley General de Titulos y Operaciones de Credito.

          TENTH. ACTS OF THIRD PARTIES. "THE TRUSTEE" shall not be liable in any manner whatsoever in relation to "THE TRUSTORS" or "THE BENEFICIARIES OF THE TRUST" for events or actions of third parties or authorities that prevent or impede the accomplishment of the objectives of this Trust Agreement, or for action in compliance with instructions that it receives from the Technical Committee.

          ELEVENTH. PROTECTION OF THE ASSETS. In the event of the protection of the Assets Placed in Trust, "THE TRUSTEE" shall solely be obligated to issue a power of attorney to the person or persons indicated to it by the Technical Committee, in order that the authorized agent designated by the latter may take measures for the protection of the Assets Placed in Trust, without liability in any form whatsoever for "THE TRUSTEE" for the result of the actions taken by the aforementioned authorized agent, nor for the payment of its expenses and fees, because those shall be debited to the Assets Placed in Trust, with the understanding that the power that is conferred upon the person designated may in no event be for acts of ownership or for the signing of credit instruments.

          TWELFTH. TERM AND EXTINCTION. This Trust Agreement shall have the necessary duration in order to accomplish its objectives pursuant to the provisions of the Ley General de Titulos y Operaciones de Credito, and may be terminated for any of the reasons indicated in Article 392 of the Law indicated above.

          If, in the event of the termination of this Trust Agreement, there are pending obligations for its account, the necessary provisions must be made for "THE TRUSTEE," the Trust remaining in existence exclusively for the fulfillment of those obligations.

          THIRTEENTH. FEES OF THE TRUSTEE. "THE TRUSTEE" shall have the right to collect the following fees from "THE TRUSTORS":

          1. For acceptance, study and execution of the agreement, the sum of $12,000.00 (TWELVE THOUSAND PESOS 00/100 NATIONAL CURRENCY), payable as a one-time payment, upon the execution of this instrument.

          2. For handling, the commission shall be $72,000.00 per year, payable for months elapsed.

          All of the tasks of "THE TRUSTEE" are subject to Value Added Tax.

          FOURTEENTH. AMENDMENTS TO THE TRUST AGREEMENT. This Trust Agreement may be amended by means of agreement between "THE TRUSTORS" and "THE TRUSTEE" and the Technical Committee shall issue the relevant resolutions for this purposes.

          FIFTEENTH. TAXES. The Income Tax incurred for the sale of the shares placed in trust shall be for the account of "THE BENEFICIARIES OF THE TRUST" pursuant to the applicable tax law, and in that event, "THE TRUSTEE" shall proceed pursuant to the provisions of the tax law at the time.

          SIXTEENTH. DOMICILES. The parties indicate the following as their domiciles:

          THE TRUSTORS:        Ricardo Margain Zozaya 440

                               Col. Valle del Campestre 66265

                               San Pedro Garza Garcia, N.L.

          THE TRUSTEE:         Calzada del Valle 350 Ote., 1er Piso

                               Col. Del Valle

                               San Pedro Garza Garcia, N.L.

          Until a new domicile is reported by the parties, all of the communications and notifications to be effected between them shall be effective at the aforementioned domiciles.

          SEVENTEENTH. JURISDICTION, COMPETENCE AND APPLICABLE LEGISLATION. For the interpretation and performance of this Agreement, the parties submit to the jurisdiction, competence and applicable legislation of the Courts of the City of Monterrey, N.L., waiving any other forum of domicile or residence that they may come to acquire.

                  San Pedro Garza Garcia, N.L., on June 5, 2002

                                  THE TRUSTORS:

                                -----------------

                         ANDRES GONZALEZ GONZALEZ, ESQ.

                    RAFAEL COLOME CARRASCO, PUBLIC ACCOUNTANT

                           JOSE DOLMENE ZAMBRANO, ESQ.

                           GONZALO ESCAMEZ SADA, ESQ.

                          JOSE ANTONIO PEREZ VARA, ESQ.


                                  THE TRUSTEE:


                                 ---------------

                         BANCO NACIONAL DE MEXICO, S.A.

                         REPRESENTED BY ITS TRUST AGENT

                       MA. DE LOS ANGELES MONTEMAYOR, ESQ.

            AND ITS SPECIAL AUTHORIZED AGENT ELVA NELLY WING TREVINO

          I represent that the foregoing is a fair and accurate English translation of the original Spanish language Banamex Agreement No. 111154-B, dated as of June 5, 2002.


                                         By:  /s/ Adrian Sada Gonzalez
                                              ----------------------------------
                                              Name:  Adrian Sada Gonzalez

                                                                    Exhibit 99.1



                             JOINT FILING AGREEMENT


          THIS JOINT FILING AGREEMENT (this "Agreement") is entered into as of the 21st day of August, 2002 by and between Mr. Adrian Sada Gonzalez, Mrs. Ester Cueva de Sada and Mr. Adrian Sada Cueva, each individuals residing in the United Mexican States.

          Mr. Sada Gonzalez, Mrs. Esther Cueva de Sada and Mr. Adrian Sada Cueva, hereby agree to prepare jointly and to file timely (or otherwise to deliver, as appropriate) all statements on Schedule 13D or amendments thereto ("13D Filings") required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of common shares, without par value, of Vitro, S.A. de C.V., and each of them mutually covenants to the other that they will fully cooperate with each other in the preparation and timely filing of all such 13D Filings.


          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above set forth.




                                          /s/ Adrian Sada Gonzalez
                                         ---------------------------------------
                                         Adrian Sada Gonzalez



                                         /s/ Esther Cueva de Sada
                                         ---------------------------------------
                                         Esther Cueva de Sada



                                         /s/ Adrian Sada Cueva
                                         ---------------------------------------
                                         Adrian Sada Cueva